Exhibit 2.2

Rights Attached to Shares

              Our authorized share capital consists of NIS 30,000,000 divided into 10,000,000 ordinary shares, nominal value of NIS 3.00 each.  All outstanding ordinary shares are validly issued, fully paid and non-assessable.  The rights attached to the ordinary shares are as follows:

              Dividend rights.  Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared.  The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of its profits.  If after 30 days a dividend has been declared and it is still unclaimed, the dividend may be invested or otherwise used by us for our own account, as we deem fit, until such dividend is claimed; and we will not be deemed a trustee in respect thereof.  We are not obliged to pay, and may not pay interest on declared but unpaid dividends if the shareholders entitled to such dividends fail to collect the same or to provide us the necessary information for the payment thereof, or if we are for any other reason unable to pay the dividend to such shareholder.

              Voting rights.  Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders.  Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

              Unless otherwise required by law or our articles of association, all resolutions require approval of no less than a majority of the voting rights represented at the meeting in person or by proxy and voting thereon.

              Generally, at each annual meeting of shareholders, directors are elected by a vote of the holders of a majority of the voting power represented and voting on the matter.  All the members of our board of directors (except our external directors) may be reelected upon completion of their term of office.

              Rights to share in our profits.  Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.

              Rights to share in surplus in the event of liquidation.  In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings.  This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Changing Rights Attached to Shares

              According to our articles of association, in order to change the rights attached to any class of shares, such change must be adopted by a resolution in writing by the holders of the majority of the issued shares of such class or by an ordinary resolution at a separate general meeting of the holders of the affected class.

Limitations on the Rights to Own Securities in Our Company

              Neither our memorandum of association nor our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries that are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

Full Tender Offer.  A person wishing to acquire shares of a publicly traded Israeli company who would as a result hold over 90% of the company’s issued and outstanding share capital, or of a certain class of shares, is required by the Israeli Companies Law to make a full tender offer to all of the company’s shareholders for the purchase of all of the remaining issued and outstanding shares of the company, or the class of shares, as the case may be.  If: (i) the shareholders who do not accept the offer hold less than 5% of the issued share capital of the company, or of the relevant class of shares, and the majority of shareholders having no personal interest in the offer accepted it; or (ii) shareholders who do not accept the offer hold less than 2% of the issued share capital of the company; then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.  However, the shareholders may petition the court to determine the consideration for the acquisition if the consideration is less than the shares’ fair value (unless the acquirer has specified in the tender offer that any shareholder tendering his shares will not be entitled to such appraisal rights).  If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, or of the relevant class of shares, as the case may be, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would own over 90% of the company’s issued and outstanding share capital, or of the relevant class of shares.

Special Tender Offer.  An acquisition of control bloc of shares in a public Israeli company must be made by means of a special tender offer if as a result of the transaction the acquirer could become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company.  Similarly, an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser could become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, unless one of the exemptions is met.  Such exemptions include: (a) acquisition of shares issued pursuant to a private placement approved by a general meeting of the company as a private placement intended to provide the purchaser with holdings of 25% or more of the voting rights in the company, if there is no other shareholder of the company who holds more than 25% of the voting rights in the company, or with holdings of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, (b) acquisition of shares from a holder of 25% or more of the voting rights in the company following which the purchaser will hold 25% or more of the voting rights in the company, or (c) acquisition of shares from a holder of 45% or more of the voting rights in the company following which the purchaser will hold 45% or more of the voting rights in the company.

A special tender offer must be extended to all shareholders of a company, but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  A special tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (disregarding holders who control the offeror or have a personal interest in the acceptance of the offer or holders of 25% or more of the voting rights of the company, any of their relatives, or corporations controlled by any of the above).

If a special tender offer is accepted, then the purchaser, any corporation controlled by it, or any person or entity controlling it or under common control with the purchaser may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger.  The Companies Law permits merger transactions between Israeli companies, if approved by each party’s board of directors and, unless certain requirements are met, the majority of each party’s shares voted on the proposed merger at a shareholders meeting convened with prior notice of at least 35 days.  A merger is defined as the transfer of all assets and liabilities, including conditional, future, known and unknown debts of the target company to the surviving company, as a result of which the target company is liquidated, and stricken out of the Companies Register.

Since our company was incorporated prior to the entry into effect of the Israeli Companies Law, a merger transaction requires the approval of a special majority of 75% or more of the shareholders voting on the matter (disregarding abstentions) for purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting (disregarding abstentions) that are held by any of: (1) parties other than the other party to the merger; (2) parties who hold 25% or more of the voting rights or any means of control or the right to appoint 25% or more of the directors of the other party; or (3) anyone on such parties’ behalf, including relatives of such parties and corporations controlled them, vote against the merger.  If, however, the merger involves a merger with a company’s own controlling party or if the controlling party has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling parties.

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the appraisal of the value of the parties to the merger and the consideration offered to the shareholders of the company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated until at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Notwithstanding the foregoing, a merger is not subject to the approval of the shareholders of the target company if the target company is a wholly-owned subsidiary of the acquiring company.  A merger is not subject to the approval of the shareholders of the acquiring company in any of the following events:

•	the merger does not require the alteration of the memorandum or articles of association of the acquiring company;

•
the acquiring company would not issue more than 20% of the voting rights thereof to the shareholders of the target company in the course of the merger and no person will become, as a result of the merger, a controlling shareholder of the acquiring company, on a fully diluted basis;

•
neither the target company, nor any shareholder that holds 25% of the means of control of the target company is a shareholder of the acquiring company and there is no person that holds 25% or more of the means of control in both companies.

Disclosure of Shareholders Ownership

              The Israeli Securities Law and regulations promulgated thereunder do not require a company whose shares are publicly traded solely on a stock exchange outside of Israel, as in the case of our company, to disclose its share ownership in the records of the Israeli Companies Registrar.

Changes in Our Capital

              Changes in our capital are subject to the approval of a simple majority of shareholders present and voting at any shareholders meeting.